SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2014

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement regarding poll results of annual general meeting, change of directors and supervisors and payment of the final dividend, dated May 29, 2014	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired business or assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

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•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, and the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	future implementation of a value-added tax to replace the business tax in the PRC.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: May 30, 2014	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

POLL RESULTS OF ANNUAL GENERAL MEETING,

CHANGE OF DIRECTORS AND SUPERVISORS

AND PAYMENT OF THE FINAL DIVIDEND

•	The Board of the Company is pleased to announce that all the proposed resolutions were duly passed by shareholders by way of poll at the AGM of the Company held on 29 May 2014.

•	The Company’s shareholders approved the profit distribution proposal and declaration of a final dividend of RMB0.076583 per share (equivalent to HK$0.095 per share) (pre-tax) for the year ended 31 December 2013. The final dividend will be paid on or about 18 July 2014.

Poll Results of the AGM

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) is pleased to announce that the 2013 Annual General Meeting of the Company was held on Thursday, 29 May 2014 (the “AGM”) at Grand Hyatt Hong Kong, 1 Harbour Road, Wan Chai, Hong Kong. The number of issued shares of the Company as at the date of the AGM was 80,932,368,321, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the AGM. There were no restrictions on any shareholders casting votes on any of the proposed resolutions at the AGM. The AGM was held in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the articles of association of the Company.

The poll results in respect of the proposed resolutions at the AGM were as follows:

Ordinary Resolutions		No. of votes (%)
		For	Against
1.	That the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2013 be considered and approved, and the Board of Directors of the Company be authorised to prepare the budget of the Company for the year 2014.	75,140,932,600 (99.9998%)	119,931 (0.0002%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
2.	That the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2013 be considered and approved.	75,149,273,700 (99.9998%)	174,831 (0.0002%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
3.	That the re-appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international auditor and domestic auditor of the Company respectively for the year ending on 31 December 2014 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.	75,143,846,903 (99.9925%)	5,601,628 (0.0075%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4.	4.1 Ordinary resolution numbered 4.1 of the Notice of AGM dated 9 April 2014 (to approve the re-election of Mr. Wang Xiaochu as a Director of the Company)	74,386,728,772 (99.1698%)	622,705,759 (0.8302%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	4.2 Ordinary resolution numbered 4.2 of the Notice of AGM dated 9 April 2014 (to approve the re-election of Mr. Yang Jie as a Director of the Company)	74,923,644,992 (99.7000%)	225,433,539 (0.3000%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	4.3 Ordinary resolution numbered 4.3 of the Notice of AGM dated 9 April 2014 (to approve the re-election of Madam Wu Andi as a Director of the Company)	74,923,629,692 (99.7000%)	225,448,839 (0.3000%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	4.4 Ordinary resolution numbered 4.4 of the Notice of AGM dated 9 April 2014 (to approve the re-election of Mr. Zhang Jiping as a Director of the Company)	71,217,178,577 (94.7679%)	3,931,899,954 (5.2321%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Ordinary Resolutions	No. of votes (%)
	For	Against
4.5 Ordinary resolution numbered 4.5 of the Notice of AGM dated 9 April 2014 (to approve the re-election of Mr. Yang Xiaowei as a Director of the Company)	74,923,645,992 (99.7000%)	225,430,539 (0.3000%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4.6 Ordinary resolution numbered 4.6 of the Notice of AGM dated 9 April 2014 (to approve the re-election of Mr. Sun Kangmin as a Director of the Company)	74,923,657,992 (99.7000%)	225,420,539 (0.3000%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4.7 Ordinary resolution numbered 4.7 of the Notice of AGM dated 9 April 2014 (to approve the re-election of Mr. Ke Ruiwen as a Director of the Company)	71,217,186,577 (94.7679%)	3,931,889,954 (5.2321%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4.8 Ordinary resolution numbered 4.8 of the Notice of AGM dated 9 April 2014 (to approve the election of Mr. Zhu Wei as a Director of the Company)	74,774,988,992 (99.5022%)	374,075,539 (0.4978%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4.9 Ordinary resolution numbered 4.9 of the Notice of AGM dated 9 April 2014 (to approve the re-election of Mr. Tse Hau Yin, Aloysius as an Independent Director of the Company)	74,590,287,292 (99.2564%)	558,791,239 (0.7436%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4.10 Ordinary resolution numbered 4.10 of the Notice of AGM dated 9 April 2014 (to approve the re-election of Madam Cha May Lung, Laura as an Independent Director of the Company)	74,986,403,875 (99.7835%)	162,674,656 (0.2165%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4.11 Ordinary resolution numbered 4.11 of the Notice of AGM dated 9 April 2014 (to approve the re-election of Mr. Xu Erming as an Independent Director of the Company)	75,000,686,000 (99.8025%)	148,390,531 (0.1975%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
4.12 Ordinary resolution numbered 4.12 of the Notice of AGM dated 9 April 2014 (to approve the election of Madam Wang Hsuehming as an Independent Director of the Company)	74,940,348,243 (99.7223%)	208,720,288 (0.2777%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Ordinary Resolutions		No. of votes (%)
		For	Against
5.	5.1 Ordinary resolution numbered 5.1 of the Notice of AGM dated 9 April 2014 (to approve the re-election of Mr. Shao Chunbao as a Supervisor of the Company)	75,099,676,175 (99.9348%)	48,994,356 (0.0652%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	5.2 Ordinary resolution numbered 5.2 of the Notice of AGM dated 9 April 2014 (to approve the re-election of Mr. Hu Jing as a Supervisor of the Company)	74,900,026,525 (99.6691%)	248,644,006 (0.3309%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
	5.3 Ordinary resolution numbered 5.3 of the Notice of AGM dated 9 April 2014 (to approve the re-election of Mr. Du Zuguo as a Supervisor of the Company)	74,900,016,525 (99.6691%)	248,654,006 (0.3309%)
As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.
Special Resolutions		No. of votes (%)
		For	Against
6.

6.1    Special resolution numbered 6.1 of the Notice of the AGM dated 9 April 2014 (subject to the passing of all ordinary resolutions under No. 4 above, to approve the amendments to article 94 of the articles of association of the Company)

		75,148,998,528 (99.9994%)	432,003 (0.0006%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

6.2    Special resolution numbered 6.2 of the Notice of the AGM dated 9 April 2014 (subject to the passing of all ordinary resolutions under No. 5 above, to approve the amendments to article 117 of the articles of association of the Company)

		74,919,296,878 (99.6938%)	230,133,653 (0.3062%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

6.3    Special resolution numbered 6.3 of the Notice of the AGM dated 9 April 2014 (subject to the passing of all ordinary resolutions under No. 5 above, to approve the amendments to article 118 of the articles of association of the Company)

		74,919,276,878 (99.6937%)	230,153,653 (0.3063%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

6.4    Special resolution numbered 6.4 of the Notice of AGM dated 9 April 2014 (to authorise any Director of the Company to complete registration or filing of the amendments to the articles of association)

		74,900,614,715 (99.6689%)	248,815,816 (0.3311%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

Special Resolutions		No. of votes (%)
		For	Against
7.	7.1 Special resolution numbered 7.1 of the Notice of the AGM dated 9 April 2014 (to consider and approve the issue of debentures by the Company)	70,928,968,915 (94.4066%)	4,202,402,156 (5.5934%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

7.2    Special resolution numbered 7.2 of the Notice of the AGM dated 9 April 2014 (to authorise the Board to issue debentures and determine the specific terms, conditions and other matters of the debentures)

		70,858,471,570 (94.3128%)	4,272,897,501 (5.6872%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.
8.	8.1 Special resolution numbered 8.1 of the Notice of the AGM dated 9 April 2014 (to consider and approve the issue of company bonds in the People’s Republic of China)	75,148,573,528 (99.9993%)	489,003 (0.0007%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

8.2    Special resolution numbered 8.2 of the Notice of the AGM dated 9 April 2014 (to authorise the Board to issue company bonds and determine the specific terms, conditions and other matters of the company bonds in the People’s Republic of China)

		75,139,573,328 (99.9874%)	9,483,203 (0.0126%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.
9.	Special resolution numbered 9 of the Notice of AGM dated 9 April 2014 (To grant a general mandate to the Board to issue, allot and deal with additional shares in the Company not exceeding 20% of each of the existing domestic Shares and H Shares in issue.)	67,887,718,333 (90.3407%)	7,258,622,738 (9.6593%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.
10.	Special resolution numbered 10 of the Notice of AGM dated 9 April 2014 (To authorise the Board to increase the registered capital of the Company and to amend the articles of association of the Company to reflect such increase in the registered capital of the Company under the general mandate.)	67,984,474,609 (90.4694%)	7,161,866,462 (9.5306%)
As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

Computershare Hong Kong Investor Services Limited, registrar of the Company’s H Shares, acted as scrutineer for the vote-taking at the AGM.

PAYMENT OF THE FINAL DIVIDEND

The final dividend of RMB0.076583 per share (equivalent to HK$0.095 per share) (pre-tax) for the year ended 31 December 2013 was approved at the AGM. The payment shall be made to shareholders whose names appear on the register of members of the Company on Wednesday, 11 June 2014. The Register of Members will be closed from Friday, 6 June 2014 to Wednesday, 11 June 2014 (both days inclusive). In order to be entitled to the final dividend, holders of H Shares who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712 - 1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. on Thursday, 5 June 2014. According to the articles of association of the Company, dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi, whereas dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average offer rates of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the AGM (RMB0.80614 equivalent to HK$1.00).

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and the Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China implemented in 2008, the Company will withhold and pay 10% enterprise income tax when it distributes the 2013 final dividend to non-resident enterprise shareholders of overseas H shares (including HKSCC Nominees Limited, other corporate nominees or trustees, and other entities or organizations) whose names appear on the Company’s H shares register of members on 11 June 2014. According to regulations by the State Administration of Taxation and relevant laws and regulations, if the individual H share shareholders who are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholder whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H share shareholders.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent the final dividend declared for payment to holders of H shares. The Receiving Agent will pay the final dividend net of the applicable tax on or about 18 July 2014. Relevant cheques will be dispatched on the same day to holders of H shares entitled to receive such dividend by ordinary post and at their own risk.

CHANGE OF DIRECTORS AND SUPERVISORS

The appointment of each of the above directors and supervisors for the fifth session of the Board of Directors and the Supervisory Committee of the Company was approved at the AGM. Meanwhile, Mr. Tang Qi and Mr. Zhang Jianbin have been elected by the employees of the Company democratically as the supervisors of the Company representing the employees. The appointment of the above directors and supervisors for the fifth session of the Board of Directors and the Supervisory Committee takes effect from 29 May 2014 for a term of three years until the annual general meeting of the Company for the year 2016 to be held in the year 2017. The Company will enter into a service contract with each of the above directors and supervisors. The Board of Directors and the Supervisory Committee will determine the remuneration of the above directors and supervisors with reference to their respective duties, responsibilities, experience as well as current market conditions.

Save as disclosed in this announcement, none of the above directors and supervisors has held any directorship in any other listed companies nor taken up any post in any affiliated companies of the Company in the past three years, nor any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, none of the above directors and supervisors has any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed in this announcement, there is no other information relating to the above appointment of the directors and supervisors that shall be disclosed pursuant to Rule 13.51(2)(h) to (v) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matter which needs to be brought to the attention of the shareholders of the Company.

Members of the fourth session of the Board of Directors, Mr. Wu Jichuan, Mr. Qin Xiao and Mr. Xie Liang and member of the fourth session of the Supervisory Committee, Madam Zhu Lihao retired as directors and supervisor of the Company respectively upon expiry of the term of office of the fourth session of the Board of Directors and the Supervisory Committee on 29 May 2014. The above retired directors and supervisor have separately confirmed that they have no disagreement with the Board of Directors and the Supervisory Committee, and there is no other matter relating to their retirement that needs to be brought to the attention of the Shareholders. The Board of Directors and the Supervisory Committee take this opportunity to express their gratitude for the valuable contributions of Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Xie Liang and Madam Zhu Lihao towards the Company during their tenure of office.

By Order of the Board China Telecom Corporation Limited Yung Shun Loy, Jacky Company Secretary

Hong Kong, 29 May 2014

As at the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Zhu Wei as the non-executive director and Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming and Madam Wang Hsuehming as the independent non-executive directors.

BRIEF INFORMATION OF THE APPOINTED DIRECTORS AND SUPERVISORS OF THE COMPANY

Mr. Wang Xiaochu, age 55, is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Wang graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communications Corporation, President of China Telecommunications Corporation, Chairman of the board of directors and a non-executive director of China Communications Services Corporation Limited. He is also the Chairman of China Telecommunications Corporation and Honorary Chairman of China Communications Services Corporation Limited. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Third-Class Award from the State Scientific and Technological Progress Award and the First-Class Award from the former Ministry of Posts and Telecommunications Scientific and Technological Progress Award. Mr. Wang has over 30 years of management experience in the telecommunications industry.

Mr. Yang Jie, age 51, is an Executive Director, President and Chief Operating Officer of the Company. Mr. Yang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation. He is also the President of China Telecommunications Corporation. Mr. Yang has 30 years of operational and managerial experience in the telecommunications industry in China.

Madam Wu Andi, age 59, is an Executive Director, Executive Vice President and the Chief Financial Officer of the Company. She is responsible for the financial management of the Company. Madam Wu is a senior accountant. She graduated from the Beijing Institute of Economics with a bachelor’s degree in finance and trading in 1983, and studied in a postgraduate program in business economics management at the Chinese Academy of Social Sciences from 1996 to 1998. She studied in a master of business administration (MBA) program at the Guanghua School of Management at Peking University from 2002 to 2003 and received an executive master degree of business administration (EMBA). Prior to joining China Telecommunications Corporation in May 2000, she served as Director General of the Department of Economic Adjustment and Communication Settlement of the Ministry of Information Industry (“MII”), Director General, Deputy Director General and Director of the Department of Finance of the Ministry of Posts and Telecommunications (“MPT”). She is also a Vice President of China Telecommunications Corporation. Madam Wu has 32 years of economic and financial management experience in the telecommunications industry in China.

Mr. Zhang Jiping, age 58, is an Executive Director and Executive Vice President of the Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor’s degree in radio telecommunications engineering in 1982, studied in a postgraduate program in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2004. Prior to joining China Telecommunications Corporation in May 2000, he served as Deputy Director General of Directorate General of Telecommunications (“DGT”) of the MPT, a Deputy Director General and Director of the Telecommunication Technology Centre of the Posts and Telecommunications Administration of Liaoning Province. He is also a Vice President of China Telecommunications Corporation. Mr. Zhang has 32 years of experience in network operation and management in the telecommunications industry in China.

Mr. Yang Xiaowei, age 50, is an Executive Director and Executive Vice President of the Company. Mr. Yang is a senior engineer. He received a bachelor’s degree from the Computer Application Department of Chongqing University in 1998 and a master’s degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director General and Deputy Director General of Chongqing Telecommunications Bureau, a Deputy Director General of the Chongqing Telecommunications Administration Bureau and a Director General of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group, Vice President of the Unicom Group, Director of the Unicom Group and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of China Unicom Corporation Limited and Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and the telecommunications industry.

Mr. Sun Kangmin, age 56, is an Executive Director and Executive Vice President of the Company. Mr. Sun is a senior engineer. He holds a bachelor’s degree. Mr. Sun served as Deputy Director General and Chief Engineer of Chengdu Telecommunications Bureau, Deputy Director General of Sichuan Posts and Telecommunications Administration, Head of the Information Industry Department of Sichuan Province, Director General of Communication Administration Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecommunications Corporation. Mr. Sun has 30 years of operational and managerial experience in the telecommunications industry in China.

Mr. Ke Ruiwen, age 50, is an Executive Director and Executive Vice President of the Company. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Ke has 28 years of operational and managerial experience in the telecommunications industry in China.

Mr. Zhu Wei, age 45, is a Non-executive Director of the Company. Mr. Zhu received his post-graduate diploma in political economy from Jinan University and is currently the Chairman of Guangdong Rising Assets Management Co., Ltd (one of the domestic shareholders of the Company). Mr. Zhu Wei previously served as the Deputy Manager of the Issuing Department, director of the General Office, and Deputy Manager of the Research and Development Department of Guangzhou Securities Company of the People’s Bank of China, Guangzhou Branch, Deputy General Manager of Guangzhou Securities Financial Consultancy Company, General Manager of Shenzhen Yuntong Xinda Communications Limited, assistant to the General Manager of Guangdong Technology Ventures Investment Company, General Manager of the Asset Management Department and Director of Guangdong Technology Venture Capital Group Company Limited, General Manager of Guangdong Kerui Investment Management Company, the Chairman of Guangdong Hongtu Technology (Holdings) Company Limited, Deputy Chairman and General Manager of Guangdong Southern Media Holdings Limited, and Deputy Director of Banking Supervision Department IV of the China Banking Regulatory Commission. Mr. Zhu has extensive experience in finance, securities and corporate management.

Mr. Tse Hau Yin, Aloysius, age 66, is an Independent Non-executive Director of the Company. Mr. Tse is currently an independent non-executive director of CNOOC Limited, Wing Hang Bank Limited, Linmark Group Limited, Sinofert Holdings Limited, SJM Holdings Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. Mr. Tse was appointed as an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation in March 2013. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Madam Cha May Lung, Laura, age 64, is an Independent Non-Executive Director of the Company. Mrs. Cha is currently a Hong Kong Delegate to the 12th National People’s Congress, PRC, a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region and Chairman of the Financial Services Development Council, Government of the HKSAR. She is the Non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc, of which she is a non-executive director. She is the non-executive director of Unilever, PLC and Unilever, N.V., and the Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission (“CSRC”), a Member of the International Advisory Council of the China Banking Regulatory Commission. Mrs. Cha served as Vice Chairman of CSRC from January 2001 to September 2004 and Assistant Director of Corporate Finance, Senior Director, Executive Director and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. Mrs. Cha was an independent non-executive director of Hong Kong Exchanges and Clearing Limited and Tata Consultancy Services Limited. She received a Juris Doctor degree from Santa Clara University of USA in 1982.

Professor Xu Erming, age 64, is an Independent Non-executive Director of the Company. Professor Xu is a professor and Ph.D. supervisor of the Graduate School at the Renmin University of China, a member of the Third Session of the University Affairs Committee of the Renmin University of China, Associate Convener of the Sixth Session of the Business Administration Academic Appraisal Group of the Academic Degree Committee of the State Council and Vice Chairman of the Chinese Enterprise Management Research Association. He is also entitled to the State Council’s special government allowances. He is the Independent Supervisor of Harbin Electric Company Limited (formerly known as Harbin Power Equipment Company Limited). Over the years, Professor Xu has conducted research in areas related to strategic management, organisational theories, international management and education management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award, the State-Level Class Two Teaching Award and the National Excellent Course Award. Professor Xu has been a visiting professor at over 10 domestic universities and has been awarded the Fulbright Scholar of U.S.A. twice. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan and the Hong Kong Polytechnic University.

Madam Wang Hsuehming, age 64, is an Independent Non-executive Director of the Company. Madam Wang graduated from the University of Massachusetts and attended Columbia University. She is currently the Chairman of China at BlackRock. She was formerly Chairman of China at Goldman Sachs Asset Management, having joined Goldman Sachs in 1994, became a partner in 2000 and an Advisory Director from 2010 to 2011. Ms. Wang served as a Director of The Paulson Institute. With nearly 30 years of experience in financial services, she participated in pioneering efforts in China’s economic reform and restructuring, including serving as an advisor to the CAAC and its subsequent regional airlines on privatization and capital equipment financing.

Mr. Shao Chunbao, age 56, is the Chairman of the Supervisory Committee of the Company. Mr. Shao is currently the head of the Discipline Inspection Division of China Telecommunications Corporation. Mr. Shao received a doctorate degree from the Huazhong University of Science and Technology. He served as Deputy Office Director and Deputy Director of the Scientific Research Division of the Shanxi Taiyuan Municipal Party School, Director-grade Secretary in the General Office of CPC Committee of Shanxi Province, Director-grade investigator of the Organisation Department of the Central Committee of CPC, Director General-grade Deputy Director General of the Central Direct-owned Institutions Management Office, Deputy Secretary of the Municipal Party Committee of Jiujiang of Jiangxi Province, Deputy Secretary of the Discipline Commission and Director General of the Inspection Bureau of the State Owned Assets Supervision and Administration Commission of the State Council. Mr. Shao has extensive government work experience and management experience.

Mr. Tang Qi, age 55, is an Employee Representative Supervisor of the Supervisory Committee of the Company. Mr. Tang is currently the Vice Chairman of the Labour Union of China Telecommunications Corporation and China Telecom Corporation Limited. Mr. Tang received a doctorate degree in business administration (DBA) from the Hong Kong Polytechnic University. Mr. Tang served as the Director of the marketing department of the Posts and Telecommunications Administration of Shandong province, Manager of the marketing department of China Telecommunications Corporation, General Manager of China Telecom Shandong branch, General Manager of China Telecom Chongqing branch. Mr. Tang is a senior engineer and has extensive experience in operation and management in the telecommunications industry.

Mr. Zhang Jianbin, age 49, is an Employee Representative Supervisor of the Supervisory Committee of the Company. Mr. Zhang is currently the Deputy Managing Director of the Corporate Strategy Department (Legal Department). Mr. Zhang graduated from the Law School of Peking University in 1989 and received LLB and LLM degrees. He also had EMBA degree from the Guanghua School of Management at Peking University in 2006. He previously worked at the Department of Policy and Regulation of the Ministry of Posts and Telecommunications (“MPT”) and the Directorate General of Telecommunications (“DGT”) of the MPT. He served as Deputy Director of the General Office and Deputy Director of the Legal Affairs Division of the DGT of the MPT, Director of the Corporate Strategy Department (Legal Department) of the Company. Mr. Zhang is a senior economist with over 20 years of experience in telecommunications legislation and regulation, corporate governance, corporate legal affairs and risk management.

Mr. Hu Jing, age 38, is a Supervisor of the Supervisory Committee of the Company. Mr. Hu is currently the Director in the audit department of the Company. Mr. Hu received a bachelor’s degree in accounting from the Xi’an University of Finance and Economics in 1997 and a master’s degree in business administration from the Northwest University in 2003. Mr. Hu served at various financial and auditing positions at Shaanxi Telecom Company and China Telecommunications Corporation. He is a member of the Chinese Institute of Certified Public Accountants and senior accountant with 16 years of experience in finance and auditing.

Mr. Du Zuguo, age 51, is a Supervisor of the Supervisory Committee of the Company. Mr. Du is a senior economist. He is the General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of China Telecom Corporation Limited) and the Chairman and General Manager of Zhejiang Province Financial Holdings Company Limited. Mr. Du served as Director, Deputy Director General, Deputy Secretary to the CPC Committee, Director General and Secretary to the CPC Committee of Zhoushan Finance and Local Tax Bureau in Zhejiang province and is now a CPC Committee member of Zhejiang Provincial Department of Finance. Mr. Du has extensive experience in government’s work and large-scale state-owned enterprise management.